EXHIBIT 12.1

Noble Energy, Inc.
Calculation of Ratio of Earnings to Fixed Charges
	Nine Months Ended September 30,	Year Ended December 31,
	2016	2015	2014	2013	2012
(millions)
(Loss) Income From Continuing Operations Before Income Tax and Income From Equity Investees	$(1,301)	$(2,309)	$1,540	$1,138	$1,170
Add (Deduct)
Fixed Charges	331	435	349	296	288
Capitalized Interest	(70)	(144)	(116)	(121)	(151)
Distributed Income From Equity Investees	58	77	382	204	204
Earnings as Defined	$(982)	$(1,941)	$2,155	$1,517	$1,511

Net Interest Expense	242	263	210	158	125
Capitalized Interest	70	144	116	121	151
Interest Portion of Rental Expense	19	28	23	17	12
Fixed Charges as Defined	$331	$435	$349	$296	$288

Ratio of Earnings to Fixed Charges	—	—	6.2	5.1	5.2

Amount by Which Earnings Were Insufficient to Cover Fixed Charges	$1,313	$2,376	$—	$—	$—